Exhibit (a)(2)

                         Equity Resource Lexington Fund
                                44 Brattle Street
                               Cambridge, MA 02138

                                  May 30, 2002

                           Offer To Purchase Units in
                    Boston Financial Apartment Associates LP
                                for $25 Per Unit

Dear Limited Partner:

Enclosed with this letter is an offer to purchase limited partnership units in Boston Financial Apartment Associates LP (the "Partnership") for $25 per unit [See "THE OFFER--Introduction"]. This offer expires on July 1, 2002. If you are interested in selling your units, please read the enclosed offer carefully.

FACTORS TO CONSIDER IN EVALUATING THIS OFFER

o    The Purchaser has Negotiated a Reduced Transfer Fee for This Offer
     A $50 transfer fee charged by the general partner of the Partnership will be deducted from the purchase price. The transfer fee is per transaction, not per unit. For example, a limited partner who sells forty units will receive $950 ($1,000 less the $50 transfer fee). The standard transfer fee charged by the general partner is $75 per transaction. The transfer fee for the tender of units under this offer represents a reduction over the standard transfer fee.

o The Partnership is Invested in Government Subsidized Apartment Complexes The Partnership currently holds limited partnership interests in seven limited partnerships (the "Local Partnerships") that own subsidized housing projects that are subject to government regulations limiting the amount of money that the Local Partnerships can distribute to the Partnership. Government regulations also limit the properties' rent levels and may limit the Local Partnerships' ability to refinance or sell these properties. [See "THE OFFER--Section 10--Certain Information Concerning the Partnership "].

o    Opportunity for Liquidity
     The Lexington Fund's offer provides liquidity to limited partners and will give them an opportunity to liquidate this investment. The Partnership has been in existence for 20 years. Given the government restrictions and the long-term nature of the leases encumbering the Partnership's properties, the Purchaser anticipates that the Partnership will continue to operate for the foreseeable future. By selling your limited partnership units, you give yourself the opportunity to place the proceeds from a sale into other, potentially better performing, investments. You may also simplify your tax returns by eliminating future K-1 reporting for this Partnership.

o    Offer Price May Not Represent the Full Value of Your Units
     No independent party has been retained by the Purchaser or any other person to evaluate or render any opinion to limited partners with respect to the fairness of the offer price, and no representation is made as to any fairness or other measures of value that may be relevant to

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     limited partners. Because of the two-tiered nature of the Partnership, the government-regulated income restrictions and the potential inability to sell or refinance a portion of the Partnership's assets, the Purchaser was unable to calculate a net asset value (NAV) for units and the Purchaser's offer price may be viewed as speculative in nature. As a result, it is uncertain whether the offer price reflects the value that would be realized upon the sale of units to a third party. [See "THE OFFER-Introduction-Market Value of Units"]

o    Purchaser has Conducted Previous Offers and May Conduct Future Offers
     The Purchaser recently conducted an offer to purchase units in the Partnership at the same price that it is currently offering to purchase units. That offer was conducted on March 5, 2001. The Purchaser is involved in the business of acquiring units in limited partnerships and may conduct future offers for units in the Partnership at prices that may or may not be equal to the current offer price. [See "THE OFFER-Section 8-Future Plans"]

o    Conflict of Interest
     The Purchaser is making the Offer with a view toward making a profit. Accordingly, there is a conflict between the Purchaser's desire to acquire your units at a low price and your desire to sell your units at a high price. The Purchaser's intent is to acquire the units at a discount to the value it might ultimately realize from owning the units.

o    Effects of a Sale of Your Units
     Limited partners who sell their units will be giving up the opportunity to participate in any future potential benefits associated with ownership of units, including the right to participate in any future distribution of cash or property.

THE PURCHASER

The Lexington Fund is in the business of acquiring fractional investment interests for long-term retention and seeks to purchase units in the Partnership in advancement of that strategy. The units acquired as a result of this offer will be held as long-term investments and not with a view to a resale. The Lexington Fund does not acquire general partner positions and is not engaged in property management.

Please read the enclosed offer carefully. It contains important information concerning this offer, the Partnership and the Purchaser. If you wish to sell your units, complete the enclosed Agreement of Sale according to the directions on the agreement, sign where indicated and return it in the pre-addressed return envelope.

If you have any questions, please call D.F. King & Company, the information agent for this offer, toll-free at (800) 207-3158 or call them collect at (212) 493-6952.

Sincerely,


Equity Resource Lexington Fund LP